NOTICE OF RELIANCE	Exhibit 99.7
SECTION 13.4 OF NATIONAL INSTRUMENT 51-102
CONTINUOUS DISCLOSURE OBLIGATIONS

To:	Alberta Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

Financial and Consumer Services Commission, New Brunswick

Office of the Superintendent of Securities, Newfoundland and Labrador

Nova Scotia Securities Commission

Ontario Securities Commission

Department of Justice and Public Safety, Financial and Consumer Services Division, Prince Edward Island

Autorité des marchés financiers

Financial and Consumer Affairs Authority of Saskatchewan

Toronto Stock Exchange

Notice is hereby given that Bell Canada relies on the continuous disclosure documents filed by BCE Inc. pursuant to the exemption from the requirements of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) provided in Section 13.4 of NI 51-102.

The continuous disclosure documents of BCE Inc. can be found for viewing in electronic format at www.sedarplus.ca.

Attached to this notice and forming part thereof is the consolidating summary financial information for BCE Inc. as required by Section 13.4 of NI 51-102.

Dated: March 6, 2026

BELL CANADA

By:	(signed) Thierry Chaumont

Name:	Thierry Chaumont

Title:	Senior Vice-President,

Controller and Tax

BELL CANADA

UNAUDITED SELECTED SUMMARY FINANCIAL INFORMATION (1)

For the periods ended December 31, 2025 and 2024

(in millions of Canadian dollars)

BCE Inc. fully and unconditionally guarantees the payment obligations of its 100% owned subsidiary Bell Canada under the public debt issued by Bell Canada. Accordingly, the following summary financial information is provided by Bell Canada in compliance with the requirements of section 13.4 of National Instrument 51-102 (Continuous Disclosure Obligations) providing for an exemption for certain credit support issuers. The tables below contain selected summary financial information for (i) BCE Inc. (as credit supporter), (ii) Bell Canada (as credit support issuer) on a consolidated basis, (iii) BCE Inc.’s subsidiaries, other than Bell Canada, on a combined basis, (iv) consolidating adjustments, and (v) BCE Inc. and all of its subsidiaries on a consolidated basis, in each case for the periods indicated. Such summary financial information for BCE Inc. and Bell Canada and all other subsidiaries is intended to provide investors with meaningful and comparable financial information about BCE Inc. and its subsidiaries. This summary financial information should be read in conjunction with BCE Inc.’s audited consolidated financial statements for the year ended December 31, 2025.

For the periods ended December 31:

	BCE INC. (“CREDIT SUPPORTER”) (2)		BELL CANADA CONSOLIDATED (“CREDIT SUPPORT ISSUER”)		SUBSIDIARIES OF BCE INC. OTHER THAN BELL CANADA (3)		CONSOLIDATING ADJUSTMENTS (4)		BCE INC. CONSOLIDATED
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024

Operating revenues	—	—	24,468	24,409	—	—	—	—	24,468	24,409

Net earnings from continuing operations attributable to owners	6,460	344	1,839	996	109	162	(1,948)	(1,158)	6,460	344

Net earnings attributable to owners	6,460	344	1,839	996	109	162	(1,948)	(1,158)	6,460	344

As at December 31, 2025 and December 31, 2024, respectively:

	BCE INC. (“CREDIT SUPPORTER”) (2)		BELL CANADA CONSOLIDATED (“CREDIT SUPPORT ISSUER”)		SUBSIDIARIES OF BCE INC. OTHER THAN BELL CANADA (3)		CONSOLIDATING ADJUSTMENTS (4)		BCE INC. CONSOLIDATED
	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024

Total Current Assets	1,156	711	7,451	12,409	255	146	(1,455)	(4,343)	7,407	8,923

Total Non-current Assets	22,970	21,495	65,939	57,915	21	21	(16,172)	(14,869)	72,758	64,562

Total Current Liabilities	965	5,022	13,265	14,086	81	81	(1,455)	(4,343)	12,856	14,846

Total Non-current Liabilities	141	113	43,303	40,603	—	—	555	563	43,999	41,279

(1)

The summary financial information is prepared in accordance with IFRS® Accounting Standards and is in accordance with generally accepted accounting principles issued by the Canadian Accounting Standards Board for publicly-accountable enterprises.

(2)	This column accounts for investments in all subsidiaries of BCE Inc. under the equity method.

(3)	This column accounts for investments in all subsidiaries of BCE Inc. (other than Bell Canada) on a consolidated basis.

(4)

This column includes the necessary amounts to eliminate the intercompany balances between BCE Inc., Bell Canada and other subsidiaries and other adjustments to arrive at the information for BCE Inc. on a consolidated basis.